Form 10-K, Exhibit 13
period 1993-12-31
GTE NORTHWEST INC
filed 1994-03-31
CIK 40877

Exhibit 13










                         ANNUAL REPORT TO SHAREHOLDERS

                                      of

                          GTE NORTHWEST INCORPORATED

                     For the year ended December 31, 1993

PRESIDENT'S REPORT
- -------------------------------------------------------------------------------

"A year of challenge" was the phrase that many used to describe the business climate in 1993. That was certainly true for GTE Northwest. But "challenge" also meant growth, and that, too, characterized the tempo of opportunity within our telephone operations.

Additional elements of challenge were there in abundance: the threat of competition of our local network, continuing demands from customers for improved technology and enhanced services, and most particularly, the pressures on employees to meet all of these elements. Throughout the year, GTE Northwest employees responded well to these challenges. The Company added over 57,000 total access lines throughout its serving territory.


MEETING THE COMPETITIVE CHALLENGE

To strengthen its competitive position, the Company moved to strategically reduce prices. Although net income was down from 1992, mostly due to a one-time charge for the Company's process re-engineering efforts, we continued our commitment to network expansion and modernization, designating $251 million for improvements to plant during the year. These improvements are key elements in the evolving "information highway" of the future and reinforce our determination and ability to meet competition. Alternative service providers are pressing for expansion of local services over their fiber networks in Washington and Oregon, and, in response, we continue to actively develop our fiber rings (such as those in the Portland and Puget Sound metropolitan areas) as effective deterrents to any erosion in our major customer base.

We expect that the utility commissions in both Washington and Oregon will continue their efforts to open the local network to competition. These efforts also can lead to greater flexibility in our pricing and delivery of telecommunications services. As an example, GTE Northwest gained approval in early 1994 from both commissions to become a primary toll carrier as a means of offering additional savings and enhanced services to our customers.


TELECOMMUNICATIONS LEADERSHIP

Our position as a leader in telecommunications services was further enhanced by numerous other service improvements during 1993. The Company completed 19 digital switching center projects enabling us to market advanced telecommunications products and services to the majority of our customers. We also laid the groundwork for several major network upgrade projects in the Tri-Cities area of Washington and in our Seattle and Portland metropolitan service areas.

 ---------------------------        ---------------------------
|                           |      |                           |
|                           |      |                           |
|                           |      |                           |
|                           |      |                           |
|                           |      |                           |
|                           |      |                           |
|                           |      |                           |
 ---------------------------        ---------------------------
LARRY J. SPARROW                    ELIZABETH A. EDWARDS
Area President-West                 Regional Vice President-
                                      General Manager--Northwest


GUARANTEEING OUR PERFORMANCE

Service performance is not only measured in technological terms. For that reason, and to emphasize our pledge to deliver superior service in every way, the Company introduced its "no hassle" service guarantee throughout its five-state serving territory. Credits of $25 and $100, respectively, are granted to residential and business customers if the Company fails to meet a service commitment. The program is designed so that customers or employees can invoke the service performance guarantee.

The first phase of our organizational re-engineering process was implemented with the restructuring of our repair and service order functions. Regional centers in Everett have replaced customer contact units in Idaho and Oregon. These new centers enhance our ability to respond quickly to customer needs by providing "one-stop service" for new installations or resolving service problems. These and other changes in the way the Company does business resulted in a downsizing of the work force. At mid-year, 513 management and hourly employees accepted either early retirement or voluntary separation.

Express Dial Tone service also was introduced in 1993. It offers new customers virtually instant service when they move into a location that previously had telephone service. Customers simply plug in their telephone and gain direct access to the Customer Contact Center. In this way, service can begin in a matter of hours.


NETWORK OF THE FUTURE

Gains in deployment of the Company's Integrated Service Digital Network (ISDN) also marked our efforts to meet customer demands for improved service. We continued the trend established in 1992 by conducting negotiations with another major medical facility on a seven-year, multi-million dollar contract for both ISDN and CentraNet R lines. In addition, we began a major installation that will provide ISDN directly to the homes of one large customer's technical work force. This is one of the first such installations in the nation.

Local organizations throughout our serving territory benefited from both dollar and equipment donations totaling over $850,000. The Company's shareholders also provided more than $100,000 in economic development grants to the communities we service. These were made directly to help 11 organizations in Washington, Oregon and Idaho to bolster their economies through a variety of projects. GTE Northwest also responded to community needs through continued sponsorship of the GTE Northwest Classic golf tournament. This event has gained prestige and recognition over the years providing significant dollar contributions to social service agencies dealing with children at risk.


LOOKING AHEAD

Such support is vital as we continue to meet the challenges of the future. The downturn in production at the Boeing Company certainly had its impact in the Puget Sound area. However, this was offset somewhat by expansion in high technology industries. The brightest spots in the GTE Northwest region were in the north Idaho communities and in the Tri-Cities area in central Washington. The clean-up effort at Hanford nuclear reservation will inject $50 billion into the Tri-Cities area over the next 30 years and is already fueling a robust economy. Northern Idaho also is rapidly becoming a mecca for small companies seeking a stable community environment with an available work force.

As part of GTE's strategic access line repositioning effort, the Company concluded the transfer of 17,000 access lines in southern Idaho to Citizens Utilities Company. The sale was part of a previously announced strategy to trade or sell a small percentage of local exchange properties in markets that may be of greater long-term strategic value to other telephone service providers. This enables GTE to strengthen its presence in its key markets.

During the year, the Company completed very successful contract negotiations with the Communications Workers of America and International Brotherhood of Electrical Workers locals that represent most of the Company's hourly employees. The use of a "win-win" negotiations process during bargaining has received national recognition from the Federal Mediation and Conciliation Service.

Today, GTE Northwest's more than 4,500 employees look ahead to 1994 with anticipation and excitement. They will carry the Company forward as we build on our strengths in the coming year and work together to keep GTE Northwest at the forefront of the telecommunications industry.



LARRY J. SPARROW                                ELIZABETH A. EDWARDS
Area President-West                             Regional Vice President-
                                                  General Manager-Northwest

 ------------------------------
|                              |
|                              |
|                              |
|                              |
|                              |
|                              |
|                              |
|                              |
|                              |
 ------------------------------
EXECUTIVE OFFICES
1800 41st Street
Everett, Washington   98201


TRANSFER AGENT AND REGISTRAR
GTE Corporation
c/o Bank of Boston
P.O. Box 9191
Boston, Massachusetts 02205-9191

FOR A COPY OF THE 1993 ANNUAL REPORT OF
OUR PARENT COMPANY, PLEASE WRITE TO:
GTE Corporation
One Stamford Forum
Stamford, Connecticut 06904

FOR A COPY OF THE 1993 ANNUAL FORM 10-K
FILED WITH THE SECURITIES AND EXCHANGE
COMMISSION, PLEASE WRITE TO:
GTE Telephone Operations
Financial Reporting
P.O. Box 407, MC INAAACG
Westfield, IN 46074
(317) 896-6464


LEADERSHIP
- ------------------------------------------------------------------------------

Officers

LARRY J. SPARROW
Area President-West

ELIZABETH A. EDWARDS
Regional Vice President-General
  Manager-Northwest

ANTHONY W. ARMSTRONG
Regional Vice President-
  External Affairs-Northwest

CLARK MICHAEL CRAWFORD
Area Vice President-General Manager

GERALD K. DINSMORE
Senior Vice President-Finance
  and Planning

JORGE JACKSON
Area Vice President-Public Affairs

TIMOTHY J. MCCALLION
Area Vice President-Regulatory and
  Governmental Affairs

ROBERT G. MCCOY
Area Vice President-Sales

RICHARD J. NORDMAN
Area Vice President-Finance

KENNETH K. OKEL
Area Vice President-General Counsel
  and Secretary

RONALD E. PEJSA
Area Vice President-Human Resources

WILLIAM M. EDWARDS, III
Controller


- ------------------------------------------------------------------------------
Board of Directors

RICHARD M. CAHILL
Vice President-General Counsel
GTE Telephone Operations

GERALD K. DINSMORE
Senior Vice President-Finance
  and Planning
GTE Telephone Operations

MICHAEL B. ESSTMAN
Executive Vice President-
  Operations
GTE Telephone Operations

KENT B. FOSTER
President
GTE Telephone Operations

LARRY J. SPARROW
Area President-West
GTE California Incorporated
GTE Northwest Incorporated
Chairman of the Board and
  Chief Executive Officer
GTE Hawaiian Telephone Company
  Incorporated

THOMAS W. WHITE
Executive Vice President
GTE Telephone Operations



FINANCIAL REPORT
- ------------------------------------------------------------------------------

Consolidated Statements of Income (Note 4)
- ------------------------------------------------------------------------------
Years ended December 31                     1993         1992         1991
- ------------------------------------------------------------------------------
                                                (Thousands of Dollars)
OPERATING REVENUES (a):
  Local network services                 $   331,369  $   321,575  $   303,880
  Network access services                    370,980      382,997      379,382
  Long distance services                      14,444       17,789       16,994
  Equipment sales and services                77,989       78,279       80,272
  Other                                       80,513       86,147       67,365
- ------------------------------------------------------------------------------
                                             875,295      886,787      847,893
- ------------------------------------------------------------------------------
OPERATING EXPENSES (b):
  Cost of sales and services                 212,682      203,210      199,077
  Depreciation and amortization              167,448      157,214      155,769
  Marketing, selling, general and            313,427      277,733      283,472
    administrative
  Restructuring costs                        125,003            _            _
- ------------------------------------------------------------------------------
                                             818,560      638,157      638,318
- ------------------------------------------------------------------------------
NET OPERATING INCOME                          56,735      248,630      209,575
- ------------------------------------------------------------------------------
OTHER (INCOME) DEDUCTIONS:
  Interest expense                            58,185       54,352       59,867
  Gain on disposition of assets              (19,578)           _            _
  Other - net                                 (1,783)         912       (3,569)
- ------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                    19,911      193,366      153,277
- ------------------------------------------------------------------------------
INCOME TAXES                                   5,581       66,586       44,106
- ------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY CHARGE            14,330      126,780      109,171
- ------------------------------------------------------------------------------
EXTRAORDINARY CHARGE - EARLY
  RETIREMENT OF DEBT (NET OF
  INCOME TAXES OF $2,522)                      4,501            _            _
- ------------------------------------------------------------------------------
NET INCOME                               $     9,829   $  126,780   $  109,171
- ------------------------------------------------------------------------------

(a) Includes billings to affiliates of $49,500, $50,400 and $33,900 for the years 1993-1991, respectively.

(b) Includes billings from affiliates of $115,700, $107,700 and $97,700 for the years 1993-1991, respectively.



Consolidated Statements of Reinvested Earnings (Note 4)
- ------------------------------------------------------------------------------
Years ended December 31                         1993       1992        1991
- ------------------------------------------------------------------------------
                                                   (Thousands of Dollars)
BALANCE AT BEGINNING OF YEAR                  $434,434   $396,835   $358,707
ADD-
  Local network services                         9,829    126,780    109,171

DEDUCT-
  Cash dividends declared on common stock       52,177     88,713     70,445
  Cash dividends declared on preferred stock       337        468        598
- ------------------------------------------------------------------------------
BALANCE AT END OF YEAR                        $391,749   $434,434   $396,835
- ------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.


Consolidated Balance Sheets (Note 4)
- ------------------------------------------------------------------------------
December 31                                              1993         1992
- ------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
ASSETS
CURRENT ASSETS:
  Cash                                                 $    2,535   $    1,641
  Accounts receivable
    Customers (including unbilled revenues)               166,224      155,793
    Affiliated companies                                    1,924        4,409
    Other                                                  38,223       23,810
    Allowance for uncollectible accounts                   (6,602)      (3,654)
  Materials and supplies, at average cost                  12,375       21,560
  Deferred income tax benefits                             16,598           70
  Net assets held for sale                                 10,013            _
  Prepayments and other                                     6,487        6,636
- ------------------------------------------------------------------------------
                                                          247,777      210,265
- ------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
  Original cost                                         2,886,310    2,783,243
  Accumulated depreciation                               (887,035)    (857,583)
- ------------------------------------------------------------------------------
                                                        1,999,275    1,925,660
- ------------------------------------------------------------------------------
OTHER ASSETS                                               56,517       47,815
- ------------------------------------------------------------------------------
TOTAL ASSETS                                           $2,303,569   $2,183,740
- ------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term debt                                      $  188,550  $    40,505
  Current maturities of long-term debt                      3,773        7,802
  Accounts payable                                         87,695       77,522
  Affiliate payables and accruals                          41,457       26,361
  Advanced billings and customer deposits                  18,491       20,373
  Accrued taxes                                            54,776       43,775
  Accrued payroll and vacations                            15,994       13,721
  Accrued interest                                         11,304       10,479
  Accrued dividends                                            54       29,667
  Accrued restructuring costs and other                    78,904       15,410
- ------------------------------------------------------------------------------
                                                          500,998      285,615
- ------------------------------------------------------------------------------
LONG-TERM DEBT                                            473,241      650,393
- ------------------------------------------------------------------------------
DEFERRED CREDITS:
  Deferred income taxes                                   303,566      305,573
  Deferred investment tax credits                          17,879       22,612
  Restructuring costs and other                           106,449       11,826
- ------------------------------------------------------------------------------
                                                          427,894      340,011
- ------------------------------------------------------------------------------
PREFERRED STOCK, SUBJECT TO MANDATORY REDEMPTION            4,000        5,600
- ------------------------------------------------------------------------------
SHAREHOLDER'S EQUITY:
  Common stock (17,920,000 and 17,230,272
    shares outstanding, respectively)                     448,000      430,757
  Other capital                                            57,687       36,930
  Reinvested earnings                                     391,749      434,434
- ------------------------------------------------------------------------------
                                                          897,436      902,121
- ------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $2,303,569   $2,183,740
- ------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.



Consolidated Statements of Cash Flows (Note 4)
- ------------------------------------------------------------------------------
Years ended December 31                        1993         1992       1991
- ------------------------------------------------------------------------------
                                                 (Thousands of Dollars)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Income before extraordinary charge         $  14,330   $ 126,780  $ 109,171
  Adjustments to reconcile net income
  before extraordinary charge to net
  cash from operating activities:
    Depreciation and amortization              167,448     157,214    155,769
    Restructuring costs                        125,003       _          _
    Deferred income taxes and investment
      tax credits                              (28,838)     27,204     11,215
    Provision for uncollectible accounts        12,724       9,340      7,750
    Gain on disposition of assets,
      net of tax                               (11,159)      _             _
    Change in current assets and current
      liabilities                               20,588     (22,096)   (13,545)
    Other--net                                  8,177     (20,623)   (29,853)
- ------------------------------------------------------------------------------
    Net cash from operating activities         308,273     277,819    240,507
- ------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                        (251,373)   (246,043)  (264,611)
  Acquisition of assets                        (25,039)      _             _
  Proceeds from sale of assets                  53,972       _             _
  Other--net                                    2,323      (2,626)       612
- ------------------------------------------------------------------------------
    Net cash used in investing activities     (220,117)   (248,669)  (263,999)
- ------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Long-term debt issued                        123,730       _             _
  Common stock issued and additional
    paid-in capital                             38,000      20,000     25,000
  Early retirement of debt and related
    call premium                              (130,003)      _             _
  Long-term debt and preferred stock
    retired                                    (59,907)    (22,856)    (4,407)
  Dividends paid to shareholders               (82,127)    (74,809)   (78,982)
  Increase in short-term debt                   23,045      33,476     90,129
- ------------------------------------------------------------------------------
    Net cash from (used in) financing
      activities                               (87,262)    (44,189)    31,740
- ------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                        894     (15,039)     8,248
CASH:
  Beginning of year                              1,641      16,680      8,432
- ------------------------------------------------------------------------------
  End of year                                $   2,535    $  1,641   $ 16,680
- ------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

Notes To Consolidated Financial Statements


1. Summary of Accounting Policies


PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of GTE Northwest Incorporated (the Company) and its wholly-owned subsidiary. All significant intercompany transactions have been eliminated. The Company is a wholly-owned subsidiary of GTE Corporation (GTE).


TRANSACTIONS WITH AFFILIATES

  PURCHASES

Certain affiliated companies supply construction and maintenance materials, supplies and equipment to the Company. These purchases amounted to $61.5 million, $72.0 million and $76.0 million for the years 1993-1991, respectively. Such purchases are recorded in the accounts of the Company at cost including a normal return realized by the affiliates.

The Company is billed for printing and other costs for the production of telephone directories, data processing services and equipment rentals, and receives management, consulting, research and development and pension management services from other affiliated companies. These charges amounted to $115.7 million, $107.7 million and $97.7 million for the years 1993-1991, respectively. The amounts charged for these affiliated transactions are based on a proportional cost allocation method which reflects management's best estimate


  REVENUES

The Company has an agreement with GTE Directories Corporation (100% owned by GTE), whereby the Company provides its subscriber lists, billing and collection and other services. Revenues from these services amounted to $49.5 million, $50.4 million and $33.9 million for the years 1993-1991, respectively.


TELEPHONE PLANT

Maintenance and repairs are charged to income as incurred. Additions to, replacements and renewals of property are charged to telephone plant accounts. Property retirements are charged in total to the accumulated depreciation account. No adjustment to depreciation is made at the time properties are retired or otherwise disposed of, except in the case of significant sales of property where profit or loss is recognized.

The Company provides for depreciation on telephone plant over the estimated useful lives of the assets using the straight-line method, based upon rates prescribed by the Federal Communications Commission (FCC) and the state regulatory commissions. The provisions for depreciation and amortization were equivalent to composite annual rates of 6.0%, 6.0% and 6.3% for the years 1993-1991, respectively.


REGULATORY ACCOUNTING

The Company follows the accounting prescribed by the Uniform System of Accounts of the FCC and the regulatory commissions in each of the Company's operating jurisdictions and Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." This accounting recognizes the economic effects of rate regulation by recording costs and a return on investment as such amounts are recovered through rates authorized by regulatory authorities. The Company annually reviews the continued applicability of SFAS No. 71 based upon the current regulatory and competitive environment.


REVENUE RECOGNITION

Revenues are recognized when earned. This is generally based on usage of the Company's local exchange networks or facilities. For other products and services, revenue is recognized when products are delivered or services are rendered to customers.


MATERIALS AND SUPPLIES

Materials and supplies are stated at the lower of cost or market value.


EMPLOYEE BENEFIT PLANS

Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The new standard requires that the expected costs of postretirement benefits be charged to expense during the years that the employees render service. The Company elected to adopt this new accounting standard on the delayed recognition method and commencing January 1, 1993, began amortizing the estimated unrecorded accumulated postretirement benefit obligation over twenty years. Prior to the adoption of SFAS No. 106, the cost of these benefits was charged to expense as paid.

The Company also adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits" effective January 1, 1993. SFAS No. 112 requires employers to accrue the future cost of benefits provided to former or inactive employees and their dependents after employment but before retirement. Previously, the cost of these benefits was charged to expense as paid. The impact of this change in accounting on the Company's results of operations was immaterial.


INCOME TAXES

Investment tax credits were repealed by the Tax Reform Act of 1986 (the Act). Those credits claimed prior to the Act were deferred and are being amortized over the lives of the properties giving rise to the credits.

As further explained in Note 9, during the fourth quarter of 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes," retroactive to January 1, 1992. SFAS No. 109 changed the method by which companies account for income taxes. Among other things, the Statement requires that deferred tax balances be adjusted to reflect new tax rates when they are enacted into law. The impact of this change in accounting on the Company's results of operations was immaterial.


FINANCIAL INSTRUMENTS

The fair values of financial instruments other than long-term debt, closely approximate their carrying value. The estimated fair value of long-term debt at December 31, 1993 and 1992, based on either reference to quoted market prices or an option pricing model, exceeded the carrying value by approximately $28 million and $27 million, respectively.



2. Restructuring and Merger Costs

Results for 1993 include a one-time pretax restructuring charge of $125.0 million related to the Company's re-engineering plan over the next three years. The re-engineering plan will redesign and streamline processes to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services and further reduce costs. The re-engineering plan includes $49.7 million to upgrade or replace existing customer service and administrative systems and enhance network software, $56.2 million for employee separation benefits associated with workforce reductions and $15.2 million primarily for the consolidation of facilities and operations and other related costs.

During 1993, the Company offered various voluntary separation programs to its employees. These programs resulted in a pretax charge of $7.8 million which reduced net income by $5.1 million.

In March 1991, the merger of the Company's parent, GTE, and Contel Corporation (Contel) was consummated. GTE Telephone Operations is in the process of integrating and restructuring the merged operations.


3. Property Repositioning

On February 23, 1993, the Idaho properties of Contel of the West, Inc. were purchased by the Company for their book value of $25 million.

On December 31, 1993, the Company sold a portion of its telephone plant in service, materials and supplies and customers (representing 17,000 access lines) in the state of Idaho to Citizens Utilities Company for $54 million in cash. This transaction was accounted for as a sale. The net sales proceeds exceeded the book value and therefore, a pretax gain of $20 million was recognized on the transaction. The proceeds from this transaction were used to pay down $50 million of debt.

On May 18, 1993, GTE Corporation and GTE Northwest Incorporated (the
Company) entered into a purchase agreement whereby the Company will sell all of its local exchange properties in Montana to Citizens Utilities Company. The parties intend to close on the properties in 1994. The net assets held for sale of $10 million represent primarily property, plant and equipment.



4. Legal Entity Merger

On February 26, 1993, Contel of the Northwest, Inc. merged into the Company. Contel of the Northwest, Inc. was a wholly-owned subsidiary of Contel Corporation (a wholly-owned subsidiary of GTE Corporation) prior to the merger.

The merger was accounted for in a manner consistent with a transfer of entities under common control which is similar to that of a "pooling of interests." Accordingly, the financial statements and the notes include the results of operations and financial position of the Company and Contel of the Northwest, Inc. for all periods. Operating revenues and net income for the years ended December 31, 1992 and 1992 are as follows:

- ------------------------------------------------------------------------------
                                             GTE           Contel
                                          Northwest       Northwest
                                             Inc.           Inc.
- ------------------------------------------------------------------------------
     Year Ended December 31, 1992
       Total operating revenues           $  801,116      $  85,671
       Net income                         $  111,504      $  15,276

     Year Ended December 31, 1991
       Total operating revenues           $  767,363      $  80,530
       Net income                         $  100,519      $   8,652
- ------------------------------------------------------------------------------


5. Preferred Stock

Cumulative preferred stock (without par value), subject to mandatory redemption, is as follows:

- ------------------------------------------------------------------------------
December 31                         1993                         1992
- ------------------------------------------------------------------------------
                            SHARES       AMOUNT*         Shares       Amount*
- ------------------------------------------------------------------------------
AUTHORIZED                 5,000,000                    5,000,000
- ------------------------------------------------------------------------------
OUTSTANDING
    8.16% Series              40,000      $  4,000         56,000     $  5,600
- ------------------------------------------------------------------------------
*Thousands of Dollars


The stock is redeemable, in whole or in part, at the option of the Company.
A sinking fund provision requires the Company to retire 8,000 shares on each February 1. In each of the years 1991 through 1993, the Company redeemed 16,000 shares at its $100 stated value.

The aggregate redemption requirements of preferred stock subject to mandatory redemption are $800,000 for each of the years 1994-1998.

In the event of default in the payment of accrued dividends in an amount equal to four full quarterly-yearly dividends, the preferred shareholders, voting as a class, will be entitled to elect two directors in addition to the directors elected by GTE. Otherwise, the preferred shareholders have no voting rights. The Company is not in arrears in its dividend payments at December 31, 1993.

No shares of preferred stock were held by or for the account of the Company and no shares were reserved for officers and employees, or for options, warrants, conversions or other rights.



6. Common Stock

The authorized common stock of the Company consists of 20,000,000 shares without par value. The Company received proceeds of $38 million and $20 million from the issuance of common stock to GTE in 1993 and 1992, respectively. All outstanding shares of common stock are held by GTE.

There were no shares of common stock held by or for the account of the Company and no shares were reserved for officers and employees, or for options, warrants, conversions or other rights.

At December 31, 1993, $127.7 million of reinvested earnings were restricted as to the payment of cash dividends or the repurchase of common stock under the most restrictive terms of the Company's indentures.



7. Long-Term Debt

Long-term debt outstanding, exclusive of current maturities, is as follows:

- ------------------------------------------------------------------------------
December 31                                         1993                1992
- ------------------------------------------------------------------------------
                                                     (Thousands of Dollars)
FIRST MORTGAGE BONDS:
    4-5/8% Series,       due 1995                  $    10,000     $   10,000
        6% Series P,     due 1996                        9,000          9,000
    6-1/4% Series Q,     due 1998                       13,600         13,600
    7-1/8% Series R,     due 1999                       18,000         18,000
    9-1/4% Series S,     due 2000                           _          25,000
    7-7/8% Series U,     due 2002                       20,000         20,000
    8-1/4% Series W,     due 2007                       48,000         48,000
    9-3/8% Series X,     due 2008                           _          50,000
    8-3/4% Series BB,    due 2016                       75,000        125,000
    7-3/4% Series CC,    due 1998                       50,000         50,000
    9-3/4% Series DD,    due 2017                            _         50,000
    9-3/4% Series EE,    due 2030                       75,000         75,000
    6-1/8% Series FF,    due 1999 (a)                  125,000             _
   10-1/4% Series GG,    due 1997                        2,999          4,000
     9.67% Series HH,    due 2010                       14,118         15,000
    10.40% Series II,    due 2013                       14,100         14,250
- ------------------------------------------------------------------------------
                                                       474,817        526,850
- ------------------------------------------------------------------------------
OTHER:
  Commercial paper refinanced in 1993 (a)                   _         125,000
CAPITALIZED LEASES                                       2,613          4,331
- ------------------------------------------------------------------------------
   Total principal amount                              477,430        656,181
- ------------------------------------------------------------------------------
DISCOUNT                                                (4,189)        (5,788)
- ------------------------------------------------------------------------------
  Total long-term debt                             $   473,241     $  650,393
- ------------------------------------------------------------------------------
(a)   In 1993, the Company issued $125 million of 6-1/8% First Mortgage
      Bonds, due 1999 to refinance commercial paper.


In November 1993, the Company called $125 million of high-coupon first mortgage bonds with proceeds from commercial paper borrowings. These bonds had coupons ranging from 9-1/4% to 9-3/4%. The Company plans to refinance these bonds in early 1994 at lower current interest rates. The cost of calling these bonds is reflected as an extraordinary after-tax charge of $4.5 million in the Consolidated Statements of Income.

In December 1993, the Company called $50 million of 8-3/4% Series BB First Mortgage Bonds with proceeds from the sale of property in Idaho.

The aggregate principal amount of bonds and debentures that may be issued is subject to the restrictions and provisions of the Company's indentures.

None of the securities shown above were held in sinking or other special funds of the Company or pledged by the Company.

Debt discount on the Company's outstanding long-term debt is amortized over the lives of the respective issues.

Maturities, installments and sinking fund requirements for the five-year period from January 1, 1994 are summarized below (in thousands of dollars):

       ---------------------------------
         1994                $ 3,773
         1995                 13,491
         1996                 12,187
         1997                  2,031
         1998                 64,632
       --------------------------------

Substantially all of the Company's telephone plant is subject to the liens of the indentures under which the bonds listed above were issued.


8. Short-Term Debt

The Company finances part of its construction program through the use of interim short-term loans, primarily commercial paper, which are generally refinanced at a later date by issues of long-term debt or equity. Information relating to short-term borrowings is as follows:

- ------------------------------------------------------------------------------
                                            1993         1992         1991
- ------------------------------------------------------------------------------
                                                (Thousands of Dollars)
DURING THE YEAR -
  Commercial paper -
    Maximum month-end balance           $  188,550    $144,000      $ 124,345
    Average monthly balance             $  111,023    $130,547(a)   $  84,238
    Weighted average interest rate (b)        3.19%       3.72%          5.61%

AT DECEMBER 31 -
  Balance outstanding -
    Notes payable to affiliate          $       _    $ 26,805      $   9,274
    Average interest rate                       _        3.72%          4.70%
    Commercial paper                    $  188,550   $ 13,700(c)   $ 122,755
    Average interest rate                     3.32%      3.50%          4.86%
- ------------------------------------------------------------------------------

(a) Includes $125 million of commercial paper refinanced in 1993 with 6-1/8% First Mortgage Bonds.

(b) Calculated by dividing the annualized interest expense by the average of the balances of the debt outstanding at the end of each month.

(c) Excludes $125 million of commercial paper refinanced in 1993 with 6-1/8% First Mortgage Bonds, which has been included in long-term debt.


Unused lines of credit of $2.3 billion are available to the Company to support outstanding commercial paper and other short-term financing needs through shared lines of credit with GTE and other affiliates. Most of these arrangements require payment of annual commitment fees of .1% of the unused lines of credit.


9. Income Taxes

The provision for income taxes is as follows:

- ------------------------------------------------------------------------------
                                       1993          1992           1991
- ------------------------------------------------------------------------------
                                             (Thousands of Dollars)
CURRENT
  Federal                         $  28,929      $ 36,347        $ 30,338
  State and local                     5,490         3,035           2,553
- ------------------------------------------------------------------------------
    Total                            34,419        39,382          32,891
- ------------------------------------------------------------------------------
DEFERRED
  Federal                           (17,776)       30,743          10,272
  State and local                    (5,762)        2,277           1,445
- ------------------------------------------------------------------------------
    Total                           (23,538)       33,020          11,717
- ------------------------------------------------------------------------------
AMORTIZATION OF DEFERRED
   INVESTMENT TAX CREDITS            (5,300)       (5,816)           (502)(a)
- ------------------------------------------------------------------------------
    Total                         $   5,581      $ 66,586        $ 44,106
- ------------------------------------------------------------------------------
(a) Includes a cumulative charge of $6.6 million related to the cumulative adjustment of the amortization of deferred investment tax credits of $2.9 million, $2.9 million and $1.2 million for the years 1990 through 1988, respectively.


The components of deferred income tax expense are as follows:

- ------------------------------------------------------------------------------
                                       1993          1992           1991
- ------------------------------------------------------------------------------
                                              (Thousands of Dollars)
Depreciation and amortization     $  26,643      $  17,631      $  14,396
Employee benefit obligations         (9,933)           139           (386)
Prepaid pension cost                  3,525          2,224          1,560
Revenues                                 _           6,387           (982)
Restructuring cost                  (46,506)            _              _
Other - net                           2,733          6,639          (2,871)
- ------------------------------------------------------------------------------
  Total                           $ (23,538)     $  33,020      $   11,717
- ------------------------------------------------------------------------------


A reconciliation between the statutory Federal income tax rate and the effective income tax rate is as follows:

- ------------------------------------------------------------------------------
                                       1993          1992            1991
- ------------------------------------------------------------------------------
STATUTORY FEDERAL INCOME TAX RATE      35.0%         34.0%           34.0%
  State and local income taxes,
    net of Federal income tax
    benefits                           (0.9)          1.8             1.7
  Amortization of deferred
    investment tax credits            (26.9)         (3.0)           (0.6)
  Depreciation of telephone plant
    construction costs previously
    deducted for tax purposes -        16.8           1.8             3.0
      net
  Rate differentials applied to
    reversing temporary                (7.5)         (1.1)           (4.0)
      differences
  Reversal of excess tax reserves        _             _             (5.0)
  Other differences - net              11.5           0.9            (0.3)
- ------------------------------------------------------------------------------
EFFECTIVE INCOME TAX RATE              28.0%         34.4%           28.8%
- ------------------------------------------------------------------------------


As a result of implementing SFAS No. 109, the Company recorded additional deferred income tax liabilities primarily related to temporary differences which had not previously been recognized in accordance with established rate-making practices. Since the manner in which income taxes are treated for rate-making has not changed, pursuant to SFAS No. 71 a corresponding regulatory asset was also established. In addition, deferred income taxes were adjusted and a regulatory liability established to give effect to the current statutory Federal income tax rate and for unamortized investment tax credits. The unamortized regulatory asset and regulatory liability balances at December 31, 1993 amounted to $16.7 million and $2.0 million, respectively, and the unamortized regulatory asset and liability balances at December 31, 1992 amounted to $15.2 million and $2.0 million, respectively, and are reflected as other assets and other deferred credits, respectively, in the accompanying Consolidated Balance Sheets. These amounts are being amortized over the lives of the related depreciable assets concurrent with recovery in rates and in conformance with the provisions of the Internal Revenue Code. The assets and liabilities established in accordance with SFAS No. 71 have been increased for the tax effect of future revenue requirements.

The tax effects of all temporary differences that give rise to the deferred tax liability and deferred tax asset at December 31 are as follows:

- ------------------------------------------------------------------------------
                                                   1993             1992
- ------------------------------------------------------------------------------
                                                   (Thousands of Dollars)
Depreciation and amortization                  $   325,746         $   294,002
Employee benefit obligations                       (14,504)             (4,571)
Prepaid pension cost                                 2,911                (614)
Restructuring cost                                 (46,506)                 _
Other - net                                         19,321              16,686
- ------------------------------------------------------------------------------
  Total                                        $   286,968         $   305,503
- ------------------------------------------------------------------------------


10. Employee Benefit Plans


RETIREMENT PLANS

The Company has trusteed, noncontributory, defined benefit pension plans covering substantially all employees. The benefits to be paid under these plans are generally based on years of credited service and average final earnings. The Company's funding policy, subject to the minimum funding requirements of U.S. employee benefit and tax laws, is to contribute such amounts as are determined on an actuarial basis to provide the plans with assets sufficient to meet the benefit obligations of the plans. The assets of the plans consist primarily of corporate equities, government securities and corporate debt securities.

The net pension credits for 1993-1991 include the following components:

- ------------------------------------------------------------------------------
                                          1993          1992          1991
- ------------------------------------------------------------------------------
                                              (Thousands of Dollars)
Service cost-benefits earned during
  the period                            $  13,590   $   12,399    $   12,829
Interest cost on projected benefit
  obligations                              26,445       24,573        22,344
Actual return on plan assets              (80,052)     (27,356)      (89,861)
Other - net                                29,924      (16,270)       51,854
- ------------------------------------------------------------------------------
  Net pension credit                   $  (10,093)  $   (6,654)   $   (2,834)
- ------------------------------------------------------------------------------


The expected long-term rate of return on plan assets was 8.25% for 1993 and 1992 and 8.0% in 1991.

The funded status of the plans at December 31, 1993 and 1992 was as follows:

- ------------------------------------------------------------------------------
                                           1993         1992
- ------------------------------------------------------------------------------
                                          (Thousands of Dollars)

Plan assets at fair value                $506,227    $ 501,663
Projected benefit obligation              302,825      319,329
- ------------------------------------------------------------------------------
Excess of assets over projected
  obligation                              203,402      182,334
Unrecognized net transition asset         (35,226)     (46,508)
Unrecognized net gain                    (146,415)    (125,010)
- ------------------------------------------------------------------------------
  Prepaid pension cost                   $ 21,761    $  10,816
- ------------------------------------------------------------------------------


The projected benefit obligations at December 31, 1993 and 1992 include accumulated benefit obligations of $238.7 million and $220.6 million and vested benefit obligations of $208.3 million and $188.9 million, respectively.

Assumptions used to develop the projected benefit obligations at December 31, 1993 and 1992 were as follows:

       ------------------------------------------
                                 1993       1992
       ------------------------------------------
       Discount rate             7.5 %       8.0%
       Rate of compensation
         increase                5.25%       6.0%
       ------------------------------------------


POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

As described in Note 1, effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

Substantially all of the Company's employees are covered under postretirement health care and life insurance benefit plans. The health care benefits paid under the plans are generally based on comprehensive hospital, medical and surgical benefit provisions, while the life insurance benefits are currently based on annual earnings at the time of retirement. The Company funds accounts for postretirement benefits as deemed appropriate from time to time.

The postretirement benefit cost for 1993 includes the following components (in thousands of dollars):

- ----------------------------------------------------------------
                                                          1993
- ----------------------------------------------------------------
     Service cost-benefits earned during the period     $ 3,501
     Interest cost on accumulated postretirement
     benefit obligation                                   9,079
     Amortization of transition oblication and prior
       service cost                                       6,251
     Curtailment and enhancement accounting               7,322
- ----------------------------------------------------------------
       Postretirement benefit cost                      $26,153
- ----------------------------------------------------------------

During 1992 and 1991, the cost of postretirement health care and life insurance benefits on a pay-as-you-go basis was $4.6 million and $3.3 million, respectively.

The following table sets forth the plans' funded status and the accrued obligation as of December 31, 1993 (in thousands of dollars):

- ------------------------------------------------------------------------------
                                                                      1993
- ------------------------------------------------------------------------------
Accumulated postretirement benefit obligation attributable to:
  Retirees                                                       $    70,881
  Fully eligible active plan participants                              1,201
  Other active plan articipants                                       47,453
- ------------------------------------------------------------------------------
Total accumulated postretirement benefit obligation                  119,535
Fair value of plan assets                                              2,474
- ------------------------------------------------------------------------------
Excess of accumulated obligation over plan assets                    117,061
Unrecognized transition obligation                                   (83,333)
Unrecognized net loss                                                (13,141)
- ------------------------------------------------------------------------------
  Accrued postretirement benefit obligation                      $    20,587
- ------------------------------------------------------------------------------

The assumed discount rate used to measure the accumulated postretirement benefit obligation was 7.5% at December 31, 1993. The expected long-term rate of return on plan assets was 8.25% for 1993. The assumed health care cost trend rate in 1993 was 13% for pre-65 participants and 9.5% for post-65 retirees, each rate declining on a graduated basis to an ultimate rate in the year 2004 of 6%. A one percentage point increase in the assumed health care cost trend rate for each future year would have increased 1993 costs by $2.1 million and the accumulated postretirement benefit obligation at December 31, 1993 by $14.1 million.

During 1993, the Company made certain changes to its postretirement health care and life insurance benefits for non-union employees that are effective January 1, 1995. These changes include newly established limits to the Company's annual contribution to postretirement medical costs and a revised sharing schedule based on a retiree's years of service. The effect of these changes decreased the accumulated benefit obligation at December 31, 1993 by $26.0 million.


SAVINGS PLANS

The Company sponsors savings plans under section 401(k) of the Internal Revenue Code. The plans cover substantially all full-time employees. Under the plans, the Company provides matching contributions in GTE common stock based on qualified employee contributions. Matching contributions charged to income were $3.1 million, $3.1 million and $3.0 million in the years 1993-1991, respectively.


11. Commitments and Contingencies

The Company's anticipated construction costs for 1994 are approximately $250 million, for which the Company had substantial purchase commitments as of December 31, 1993.

The Company has noncancelable lease contracts covering certain buildings, office space and equipment. The lease contracts contain varying renewal options for terms up to 18 years.

Minimum rental commitments for noncancelable leases for periods subsequent to December 31, 1993 are as follows (in thousands of dollars):

            ----------------------------------------------------
            1994                                      $    3,856
            1995                                           3,008
            1996                                           2,842
            1997                                           1,382
            1998                                           5,302
            Thereafter                                     4,206
            ----------------------------------------------------
            Total minimum rental commitments          $   20,596
            ----------------------------------------------------

The total amount of rents charged to expense was $11.3 million, $11.9 million and $12.6 million for the years 1993-1991, respectively.


12. Regulatory Matters

The Company is subject to regulation by the FCC for its interstate business operations. The state regulatory commissions governing the states of California, Idaho, Montana, Oregon and Washington regulate the Company's intrastate operations.


INTRASTATE SERVICES

The Washington Utility and Transportation Commission (WUTC) concluded a review of the Company's intrastate results culminating with approval of new tariffs, effective August 1, 1991. Access rates were reduced $6.3 million annually while local service rates were reduced $3.5 million on an annualized basis. In addition, local revenues were reduced an additional $2.0 million on an annualized basis as the Company's one-party conversion progressed through 1992.

A filing was made on July 9, 1992 with the WUTC for approval of the legal entity merger in Washington (see Note 4). A settlement agreement was approved by the WUTC on September 24, 1992. Pursuant to the stipulation order, rates were reduced by $8.0 million annually and access rates were reduced by $2.0 million, effective January 1, 1993. On January 25, 1993, the WUTC filed a complaint alleging that the $2.0 million access reduction was not in accordance with the settlement agreement. The Company disagrees with the allegations. On January 28, 1994, the WUTC ordered the Company to reduce its access rates by an additional $6.7 million effective February 11, 1994.

The Company began a major Extended Area Service (EAS) offering in the Portland metropolitan area in November 1991. This non-optional EAS offering provides expanded local calling to customers in Portland's metropolitan EAS region allowing customers to choose between flat rate, measured, or a combination of flat rate and measured EAS calling plans.

A filing was made on July 10, 1992 with the Oregon Public Utility Commission
(OPUC) for approval of the legal entity merger in Oregon (see Note 4). A settlement agreement was filed on October 9, 1992 and approved by the OPUC on November 5, 1992. The Company's rates were reduced by $1.3 million effective January 1, 1993.

In 1992, the Company filed tariffs in both Washington and Oregon that would allow it to operate as a Primary Toll Carrier (PTC) in its service areas. In Oregon, the Company agreed that as part of the PTC proceeding, it would file earnings data to enable the OPUC staff to review its authorized return and rate levels. On January 28, 1993, the WUTC authorized the Company to operate as a PTC in its service areas, effective July 1, 1994. On February 22, 1994, the OPUC approved the Company's request to operate as a PTC and ordered $5.1 million of local and access rate reductions as part of the OPUC's earnings review of the Company. The OPUC's PTC authorization and earnings review reductions were ordered to be effective May 1, 1994. The Company has requested clarification of various aspects of these orders and is planning to implement by the above effective dates.


INTERSTATE SERVICES

For the provision of interstate services, the Company operates under the terms of the FCC's price cap incentive plan. The "price cap" mechanism serves to limit the rates a carrier may charge, rather than just regulating the rate of return which may be achieved. Under this approach, the maximum price that the local exchange carrier (LEC) may charge is increased or decreased each year by a price index based upon inflation less a predetermined productivity target. LECs may within certain ranges price individual services above or below the overall cap.

As a safeguard under its new price cap regulatory plan, the FCC has also adopted a productivity sharing feature. Because of this feature, under the minimum productivity-gain option, the Company must share equally with its ratepayers any realized interstate returns above 12.25% up to 16.25%, and all returns higher than 16.25%, by temporarily lowering prospective prices. During 1994, the FCC is scheduled to review the LCC price cap plan to determine whether it should be continued or modified.

In 1992, the Company's rates were voluntarily reduced by $4.3 million effective July 1, 1992, $1.9 million effective July 17, 1992, $7.2 million effective October 2, 1992 and $4.0 million effective December 15, 1992.


SIGNIFICANT CUSTOMERS

Revenues received from AT&T include amounts for access, billing and collection and interexchange leased facilities during the years 1993-1991 under various arrangements and amounted to $129.3 million, $131.7 million and $136.2 million, respectively. Revenues received from USWEST were $82.6 million, $96.9 million, and $107.8 million for the years 1993-1991, respectively.


13. Supplemental Cash Flow Disclosures

Set forth below is information with respect to changes in current assets and current liabilities, and cash paid for interest and income taxes:

- ------------------------------------------------------------------------------
                                     1993          1992          1991
- ------------------------------------------------------------------------------
                                              (Thousands of Dollars)
(INCREASE) DECREASE IN CURRENT
  ASSETS:
  Accounts receivable - net        $(14,705)     $(25,173)    $(30,527)
  Materials and supplies              8,989         3,776       (3,773)
  Other current assets                1,703        (3,596)        (547)

INCREASE (DECREASE) IN CURRENT
  LIABILITIES:
  Accounts payable                    3,015        18,942        3,151
  Affiliate payables and accruals    14,514        (1,691)       3,652
  Advanced billings and customer
    deposits                         (1,882)         (163)         (39)
  Accrued liabilities                 4,214        (1,391)      (6,324)
  Other                               4,740       (12,800)      20,862
- ------------------------------------------------------------------------------
    Total                           $20,588      $(22,096)    $(13,545)
- ------------------------------------------------------------------------------
CASH PAID DURING THE YEAR FOR:
  Interest                          $55,102      $ 54,028     $ 61,586
  Income taxes                       21,079        34,511       13,929
- ------------------------------------------------------------------------------

Report of Independent Public Accountants


To the Board of Directors and Shareholders of GTE Northwest Incorporated:

We have audited the accompanying consolidated balance sheets of GTE Northwest Incorporated (a Washington corporation and wholly-owned subsidiary of GTE Corporation) and subsidiary as of December 31, 1993 and 1992, and the related consolidated statements of income, reinvested earnings and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GTE Northwest Incorporated and subsidiary as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions. Also as discussed in Note 1, effective January 1, 1992, the Company changed its method of accounting for income taxes.



                                                          ARTHUR ANDERSEN & CO.
Dallas, Texas
January 28, 1994.

Management Report


To Our Shareholders:

The management of the Company is responsible for the integrity and objectivity of the financial and operating information contained in this Annual Report, including the consolidated financial statements covered by the Report of Independent Public Accountants. These statements were prepared in conformity with generally accepted accounting principles and include amounts that are based on the best estimates and judgments of management.

The Company has a system of internal accounting controls which provides management with reasonable assurance that transactions are recorded and executed in accordance with its authorizations, that assets are properly safeguarded and accounted for, and that financial records are maintained so as to permit preparation of financial statements in accordance with generally accepted accounting principles. This system includes written policies and procedures, an organizational structure that segregates duties, and a comprehensive program of periodic audits by the internal auditors. The Company has also instituted policies and guidelines which require employees to maintain the highest level of ethical standards.



LARRY J. SPARROW
Area President - West



GERALD K. DINSMORE
Senior Vice President - Finance and Planning

Management's Discussion and Analysis of
Financial Condition and Results of Operations


BUSINESS OPERATIONS

GTE Northwest Incorporated (the Company), a wholly-owned subsidiary of GTE Corporation, provides local exchange, network access and long distance telecommunications services for over 1.2 million access lines throughout its five-state service area.

In February 1993, the Company merged with Contel of the Northwest, Inc., a wholly-owned subsidiary of Contel Corporation (which is a wholly-owned subsidiary of GTE Corporation). The merger was accounted for similar to a "pooling of interests" and, accordingly, the previously issued financial results have been restated to reflect the combined historical results of operations, financial position, and cash flows of the Company and Contel of the Northwest, Inc. All comparative data presented in this discussion reflects such restatement.


RESULTS OF OPERATIONS

Net income decreased $117 million for the year ended December 31, 1993. The 1993 results include a one-time restructuring charge of $77 million, net of tax, related primarily to a re-engineering plan. The re-engineering plan will redesign and streamline processes in order to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services and further reduce costs. The results also reflect an extraordinary charge of $5 million, net of tax, related to the early extinguishment of debt. In November 1993, the Company called several issues of high-coupon first mortgage bonds. These bonds will be refinanced in early 1994 on a long-term basis at lower current interest rates. Also included in the 1993 results is a one-time charge of $5 million, net of tax, associated with the enhanced early retirement and voluntary separation programs completed during the second quarter.

Excluding the above charges, net income decreased 24% or $30 million for 1993. Net income increased 16% or $18 million for 1992. The 1993 decrease is primarily due to the impact of the adoption of SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" effective January 1, 1993 and lower operating revenues due to voluntary rate reductions in an ongoing effort to price services more competitively. Partially offsetting these decreases is a $20 million gain from the sale of Contel Idaho properties to Citizens in December 1993. The improvement in 1992 was primarily attributable to revenue growth, partially offset by an increase in income taxes. Also contributing to the increase was a reduction in interest expense reflecting lower short-term interest rates. In addition, the 1991 results reflect a $7 million pretax cumulative adjustment which increased income taxes (see Note 9).

Local network service revenues, which are comprised mainly of fees charged to customers for providing local exchange service, increased 3% or $10 million in 1993 and increased 6% or $18 million in 1992. The 1993 increase is primarily the result of continued customer growth reflected by a 5% increase in access lines and increases from CentraNet R revenues, partially offset by an $8 million annual rate reduction in Washington and a $1 million annual rate reduction in Oregon effective January 1, 1993 as a result of the legal entity merger filing. The 1992 increase was primarily the result of continued customer growth in access lines of 6% coupled with increased revenues from custom calling and other enhanced features.

Network access service revenues represent the local telephone companies' charge to end users for access to the facilities of long distance carriers and the charge to long distance carriers for interconnection to local facilities. Revenues derived from network access services decreased 3% or $12 million in 1993 and increased 1% or $4 million during 1992. The decrease in 1993 is due to voluntary rate reductions and an additional $2 million reduction which was effective January 1, 1993 as a result of the merger filing in Washington. In 1992, the Company's interstate rates were voluntarily reduced by $4 million effective July 1, 1992, $2 million effective July 17, 1992, $7 million effective October 2, 1992 and $4 million effective December 15, 1992. Although minutes of use increased in 1992 compared to 1991, this was substantially offset by a reduction of Washington intrastate access rates of $6 million effective August 1, 1991 and voluntary rate reductions in 1992.

The Company's revenues for long distance services from designated geographical areas are provided under revenue sharing arrangements with various telephone companies. Long distance service revenues decreased 19% or $3 million in 1993 compared to an increase of 5% or $1 million in 1992. The 1993 decrease is due to an unfavorable calling card settlement and a revenue reserve charge. The 1992 increase was due to revenues from new calling card settlement agreements.

Equipment sales and services revenues consist primarily of the sale, lease, installation and maintenance of customer premises equipment. These revenues were relatively unchanged in 1993 and decreased 2% or $2 million in 1992. The 1992 decrease was due to lower contract rates with AT&T for billing and collection offset by an increase in single-line telephone and customer inside wiring sales and higher revenue from maintenance agreements.

Other revenues decreased 7% or $6 million in 1993 compared to an increase of 28% or $19 million in 1992. The 1993 decrease is due to reductions in revenues from leased facilities and higher provisions for uncollectible accounts partially offset by an increase in operator service revenue. The 1992 increase was due to the reduction of a revenue reserve and higher rental income from facilities shared with other GTE telephone operating companies offset by increased provisioning for uncollectible accounts.

Cost of sales and services increased 5% or $9 million in 1993 and 2% or $4 million in 1992. The 1993 increase reflects costs associated with the adoption of SFAS No. 106 effective January 1, 1993. As a result of the adoption of the new standard, cost of sales and services increased $10 million. The 1992 increase was due to higher expenses associated with increased sales of maintenance agreements and increased directory revenue. The increase was also due to the implementation of a new customer service system in 1992.

Depreciation and amortization expense increased 7% or $10 million in 1993 and was relatively unchanged in 1992. The 1993 increase is due to a higher plant base and increased depreciation rates.

Marketing, selling, general and administrative expenses increased 13% or $36 million in 1993 compared to a decrease of 2% or $6 million in 1992. The 1993 increase reflects costs of $5 million associated with the adoption of SFAS No.
106. The increase is also due to a one-time charge of $8 million associated with the enhanced early retirement and voluntary separation programs offered to eligible employees during the second quarter of 1993 in addition to higher data processing costs due to system conversions and higher property and gross receipt taxes. The 1992 decrease was due to a prior year property tax refund, lower land and building expenses from renegotiated contracts and consolidation of work locations offset by an increase in employee severance payments.

Restructuring costs reflect a one-time charge related to the Company's re-engineering plan over the next three years. The re-engineering plan will redesign and streamline processes in order to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services, resulting in cumulative savings in excess of the one-time charge. The re-engineering plan includes $50 million to upgrade or replace existing customer service and administrative systems and enhance network software, $56 million for employee separation benefits associated with workforce reductions and $15 million primarily for the consolidation of facilities and operations and other related costs. The charge for employee separation benefits includes $28 million related to the recognition of previously deferred postretirement health and life insurance costs for separating employees.

Interest expense increased 7% or $4 million in 1993 compared to a decrease of 9% or $6 million in 1992. The 1993 increase reflects higher average long-term debt levels, due to the issuance of first mortgage bonds in February 1993, partially offset by a decrease in the average short-term debt level and rate. The 1992 decrease was primarily the result of lower average short-term debt rates.

The $20 million gain on disposition of assets represents the excess of cash proceeds over book value of assets and liabilities sold to Citizens Utilities Company in December 1993 (see Note 3).

Income tax expense decreased $61 million in 1993 and increased $22 million in 1992. The decrease in 1993 is primarily due to decreases in pretax income. The increase in 1992 was primarily due to higher pretax income, lower reversal of tax rate differentials on deferred tax balances, and adjustments made in 1991 for prior years' tax provisions partially offset by higher amortization of deferred investment tax credits.


CAPITAL RESOURCES AND LIQUIDITY

Management believes that the Company has adequate internal and external resources available to meet ongoing operating requirements for construction of new plant, modernization of facilities and payment of dividends. The Company generally funds its construction program from operations although external financing is available. Short-term borrowings can be obtained through commercial paper borrowings or borrowings from GTE. In addition, a $2.3 billion line of credit is available to the Company through shared lines of credit with GTE and other affiliates to support short-term financing needs.

The Company's primary source of funds during 1993 was cash flow from operations of $308 million compared to $278 million for 1992.

Capital expenditures represent the largest use of funds during 1993 and 1992, reflecting the Company's continued growth in access lines and modernization of current facilities and introduction of new products and services. Cash requirements to implement the re-engineering plan are expected to be largely offset by cost savings. The Company's capital expenditures during 1993 were $251 million compared to $246 million during 1992. The Company's anticipated construction costs for 1994 are approximately $250 million.

In February 1993, the Company acquired, for book value ($25 million), the Idaho properties of Contel of the West, Inc., an affiliate. In December 1993, the Company sold a portion of its telephone plant in service, materials and supplies and customers in the state of Idaho to Citizens Utilities Company for $54 million. The proceeds were used to pay down $50 million of long-term debt.

Cash used for financing activities was $87 million in 1993 compared to $44 million in 1992. This included dividend payments of $82 million in 1993 compared to $75 million in 1992. The Company issued $125 million of 6-1/8% First Mortgage Bonds in February 1993 to refinance short-term borrowings. In addition, the Company received $38 million of cash from the issuance of common stock to the parent, GTE, in September 1993.

In November 1993, the Company called $125 million of high-coupon first mortgage bonds with proceeds from commercial paper borrowings. These bonds have coupons ranging from 9.25% to 9.75%. The Company plans to refinance these bonds on a long-term basis at lower current interest rates. The cost of calling these bonds is reflected as an extraordinary after-tax charge of $4.5 million in the Consolidated Statements of Income.


COMPETITION AND REGULATORY TRENDS

The year was marked by important changes in the U.S. telecommunications industry. Rapid advances in technology, together with government and industry initiatives to eliminate certain legal and regulatory barriers are accelerating and expanding the level of competition and opportunities available to the Company. As a result, the Company faces increasing competition in virtually all aspects of its business. Specialized communications companies have constructed new systems in certain markets to bypass the local-exchange network. Additional competition from interexchange carriers as well as wireless companies continues to evolve for both intrastate and interstate communications.

Implementation of its re-engineering plan will allow the Company to continue to respond aggressively to these competitive and regulatory developments through reduced costs, improved service quality, competitive prices and new product offerings. Moreover, implementation of this program will position the Company to accelerate delivery of a full array of voice, video and data services. During the year, the Company continued to introduce new business and consumer services utilizing advanced technology, offering new features and pricing options while at the same time reducing costs and prices.

During 1993, the Federal Communications Commission (FCC) announced its decision to auction licenses during 1994 in 51 major markets and 492 basic trading areas across the United States to encourage the development of a new generation of wireless personal communications services (PCS). These services will both complement and compete with the Company's traditional wireline services. The Company will be permitted to fully participate in the license auctions in areas outside of GTE is existing cellular service areas. Limited participation will be permitted in areas in which GTE has an existing cellular presence.

In 1992, the FCC issued a "video dialtone" ruling that allows telephone companies to transmit video signals over their networks. The FCC also recommended that Congress amend the Cable Act of 1984 to permit telephone companies to supply video programming in their service areas.

Activity directed toward changing the traditional cost-based rate of return regulatory framework for intrastate and interstate telephone services has continued. Various forms of alternative regulation have been adopted, which provide economic incentives to telephone service providers to improve productivity and provide the foundation for the pricing flexibility necessary to address competitive entry into the markets we serve.

In September 1993, the FCC released an order allowing competing carriers to interconnect to the local-exchange network for the purpose of providing switched access transport services. This ruling complements similar interconnect arrangements for private line services ordered during 1992. The order encourages competition for the transport of telecommunications traffic between local exchange carriers' (LECs) switching offices and interexchange carrier locations. In addition, the order allows LECs flexibility in pricing competitive services.

These and other actions to eliminate the existing legal and regulatory barriers, together with rapid advances in technology, are facilitating a convergence of the computer, media and telecommunications industries. In addition to allowing new forms of competition, these developments are also creating new opportunities to develop interactive communications networks. The Company supports these initiatives to assure greater competition in telecommunications, provided that overall the changes allow an opportunity for all service providers to participate equally in a competitive marketplace under comparable conditions.

The Company follows the accounting for regulated enterprises prescribed by Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71). In general, SFAS No. 71 requires companies to depreciate plant and equipment over lives approved by regulators. It also requires deferral of certain costs and obligations based upon approvals received from regulators. In the event that recoverability of these costs becomes unlikely or uncertain, whether resulting from actual or anticipated competition or specific regulatory, legislative or judicial actions, continued application of SFAS No. 71 would no longer be appropriate. If the Company no longer qualifies for the provision of SFAS No. 71, the financial effects of the required accounting change (which would be non-cash) could be material.


INFLATION

The Company's management generally does not believe inflation has a significant impact on the Company's earnings. However, increases in costs or expenses not otherwise offset by increases in revenues could have an adverse effect on earnings.

Selected Financial Data
- -----------------------------------------------------------------------------------------------------------
                                            1993         1992           1991          1990         1989
- -----------------------------------------------------------------------------------------------------------
                                                           (Thousands of Dollars)
SELECTED INCOME STATEMENT ITEMS (a)
Total operating revenues                $  875,295    $  886,787     $  847,893    $  831,988    $  808,694
Total operating expenses                   818,560       638,157        638,318       622,641       600,082
- -----------------------------------------------------------------------------------------------------------
Net operating income                        56,735       248,630        209,575       209,347       208,612
Interest expense                            58,185        54,352         59,867        48,140        44,433
Gain on disposition of assets              (19,578)          _              _             _             _
Other - net                                 (1,783)          912         (3,569)       (3,847)       (3,382)
Income taxes                                 5,581        66,586         44,106(b)     42,738        51,805
- -----------------------------------------------------------------------------------------------------------
Income before extraordinary charge          14,330       126,780        109,171       122,316       115,756
- -----------------------------------------------------------------------------------------------------------
Extraordinary charge                         4,501             _              _           _             _
- -----------------------------------------------------------------------------------------------------------
Net income                              $    9,829    $  126,780       $109,171(b)  $ 122,316      $115,756
- -----------------------------------------------------------------------------------------------------------
Dividends declared on
  common stock                          $   52,177    $   88,713       $ 70,445     $  85,772      $ 80,720
Dividends declared on
  preferred stock                              337           468            598           677         1,815
- -----------------------------------------------------------------------------------------------------------
                                           (Thousands of Dollars)
SELECTED BALANCE SHEET ITEMS
Investment in property, plant and
  equipment - net                       $1,999,275    $1,925,660     $1,821,922    $1,712,608    $1,615,091
Total assets                             2,303,569     2,183,740      2,063,346     1,909,844     1,771,293
Long-term debt and preferred stock,
  subject to mandatory redemption          477,241       655,993        553,666       558,442       460,382
Common stock, reinvested earnings
  and other capital                        897,436       902,121        844,522       781,394       745,526
- -----------------------------------------------------------------------------------------------------------
SELECTED STATISTICS
Access lines                             1,271,916     1,214,717      1,147,813     1,094,576       996,382
Access line gain                            57,199        66,904         53,237        98,194        61,526
Net investment in property, plant
  and equipment per access line         $    1,572    $    1,585      $   1,587    $    1,565    $    1,621
Number of employees                          4,509         5,166          5,464         5,807         5,807
Access lines per employee                      282           235            210           188           172
Gross plant additions (thousands)       $  274,634    $  246,043      $ 264,611    $  247,132    $  213,687
- -----------------------------------------------------------------------------------------------------------

(a) Per share data is omitted since the Company's common stock is 100% owned by GTE Corporation.

(b) Includes a cumulative charge of $6.6 million related to the cumulative adjustment of the amortization of deferred investment tax credits of $2.9 million for the years 1990 and 1989.